UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XINYUAN REAL ESTATE CO., LTD.

(Name of Issuer)

Common Shares, $0.0001 Par Value per share

(Title of Class of Securities)

98417P 10 5

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Continued on the following pages

1.	Names of Reporting Persons. I.R.S. identification Nos. of above persons (entities only) Yong Zhang
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power See Item 4 below
6. Shared Voting Power 61,869,250[1]
7. Sole Dispositive Power See Item 4 below
8. Shared Dispositive Power 61,869,250[1]

9.	Aggregate Amount Beneficially Owned By Each Reporting Person 61,869,250
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent Of Class Represented by the Amount in Row 9 41.0%
12.	Type of Reporting Person IN

[1]

Includes 69,773 Common Shares issuable upon the exercise of options held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned, and controlled by Mr. Zhang, 197,289 Common Shares issuable upon the exercise of options owned by Mr. Zhang, 12,000,000 Common Shares owned by Yuyan Yang, Mr. Zhang’s spouse, 56,232 Common Shares issuable upon the exercise of options own by Ms. Yang, and 1,545,956 Common Shares held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang.

1.	Names of Reporting Persons. I.R.S. identification Nos. of above persons (entities only) Yuyan Yang
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power See Item 4 below
6. Shared Voting Power 61,869,250[2]
7. Sole Dispositive Power See Item 4 below
8. Shared Dispositive Power 61,869,250[2]

9.	Aggregate Amount Beneficially Owned By Each Reporting Person 61,869,250
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent Of Class Represented by the Amount in Row 9 41.0%
12.	Type of Reporting Person IN

[2]

Includes 1,545,956 Common Shares held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang, 48,000,000 Common Shares owned by Yong Zhang, Ms. Yang’s spouse, and 69,773 Common Shares issuable upon the exercise of options held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang, and 197,289 Common Shares issuable upon the exercise of options owned by Mr. Zhang.

Item 1.	(a)	NAME OF ISSUER:

Xinyuan Real Estate Co., Ltd.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

Item 2.	(a)	NAME OF PERSON FILING:

Yong Zhang

Yuyan Yang

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Yong Zhang c/o Xinyuan Real Estate Co., Ltd. 27/F, China Central Place, Tower II 79 Jianguo Road, Chaoyang District Beijing 100025 People’s Republic of China

Yuyan Yang c/o Xinyuan Real Estate Co., Ltd. 27/F, China Central Place, Tower II 79 Jianguo Road, Chaoyang District Beijing 100025 People’s Republic of China

	(c)	CITIZENSHIP:

Yong Zhang – People’s Republic of China

Yuyan Yang – People’s Republic of China

	(d)	TITLE OF CLASS OF SECURITIES:

Common Shares, $0.0001 Par Value per share

	(e)	CUSIP NUMBER:

98417P 10 5

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP:

	(a)	Amount Beneficially Owned:

The following information with respect to the ownership of the Common Shares of the issuer by each of the reporting persons is provided as of December 31, 2008:

Reporting Person	Amount beneficially owned	Percentage of class	Sole power to vote or direct the vote	Share power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Yong Zhang	61,869,250	41.0%	61,869,250	61,869,250	61,869,250	61,869,250
Yuyan Yang	61,869,250	41.0%	61,869,250	61,869,250	61,869,250	61,869,250

Yong Zhang is the record owner of 48,000,000 Common Shares and is the sole owner of Shining Gold Trading Limited, a British Virgin Islands company, which owns vested options to purchase 69,773 Common Shares. Yuyan Yang is the record owner of 12,000,000 Common Shares and is the sole owner of Star World Finance Limited, a British Virgin Islands company, which owns vested options to purchase 1,545,956 Common Shares. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Yong Zhang may be deemed to beneficially own all of the shares held by Shining Gold Trading Limited and Yuyan Yang may be deemed to beneficially own all of the shares held by Star World Finance Limited Yong Zhang and Yuyan Yang are husband and wife, and may be deemed to share beneficial ownership of the shares held by each other.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

Yong Zhang	/s/ Yong Zhang

Yuyan Yang	/s/ Yuyan Yang

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement